March 21, 2022

Joseph Kempf, Senior Staff Accountant

Robert Littlepage, Accounting Branch Chief

Larry Spirgel, Office Chief

Priscilla Dao, Staff Attorney

Division of Corporation Finance Office of Technology

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Applied Blockchain, Inc. Amendment No. 7 to Registration Statement on Form S-1 Filed February 28, 2022 File No. 333-258818

Dear Messrs Kempf, Littlepage and Spirgel and Ms. Dao:

In response to your letter dated March 16, 2022, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), please see below our responses to your comments and revisions in connection there with to be included in Amendment No. 8 to our Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on March 21, 2022 (“S-1 Amendment No. 8”). We have included your comments in italics for reference.

Amendment No. 7 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends and Uncertainties, page 41

1.	Please revise your discussion of trends and uncertainties as required by Items 303(b)(1)(i) and (ii)(B) and Item 303(b)(2)(ii) of Regulation S-K. Discuss your decision to discontinue all crypto mining operations and address:
•	how you plan to account for the cessation of your crypto mining operations;
•	the expected impact of the sale of your crypto mining operations; and
•	how cessation of your crypto mining operations may affect your future liquidity and capital resources.

RESPONSE: The following disclosure is included in S-1 Amendment No. 8 on page 39:

“Sale of Crypto Mining Equipment

On March 9, 2022, we ceased all crypto mining operations and completed the sale of all crypto mining equipment in service. Total proceeds from the sale of the equipment were $1.6 million. We will recognize a loss of $2.9 million in the sale of the equipment during the quarter ended May 31, 2022. We have no plans to return to crypto mining operations in the future as we grow our co-hosting operations. The results of our crypto mining operations will be accounted for as discontinued operations in our consolidated financial statements as of and for the period ended February 28, 2022. This decision may decrease liquidity and our available capital resources, which may adversely affect us.

Securities and Exchange Commission
Applied Blockchain, Inc.
March 21, 2022

Accounting Matters, page 42

2.	We note that you plan to account for your co-hosting arrangements as a single performance obligation. We also note on page 46 that you will lease space and provide access to electricity, and that you will "provide full operations and maintenance services for a fixed fee". Explain the contractual terms under which you will be compensated for leased space, the provision of electricity and other services. Explain to us why your provision of leased space and electricity and other services should be accounted for as a single performance obligation under ASC 842. Also explain how you plan to measure satisfaction of your co-hosting performance obligations and how such methodologies are appropriate under ASC 842.

RESPONSE: The Company considered whether the co-hosting arrangements were subject to ASC 842. In order to be considered a lease in accordance with ASC 842-10-15-1, there must be “a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration.” The asset must also be physically distinct, which could include an entire asset or a portion of an asset. The services provided by the Company cannot be physically separated from other services within its colocation hosting facilities (e.g., electrical power, ambient air cooling, internet connectivity). In addition, the space provided to customers to place their own hardware into the Company’s facilities is not explicitly or implicitly specified. Rather, customers contract with the Company for access to power and do not have the right to control specific space within the Company’s colocation hosting facilities, and their only decision-making rights relate to deciding on the level of computing power before the period of use (and the level of computing power cannot be changed during the period of use without modifying the contract, as noted above). Therefore, the Company’s contracts with its customers will be accounted for under ASC 606.

The Company’s hosting agreements with its customers requires that the Company provide a cryptocurrency mining facility, including rack space, electrical power, ambient air cooling, internet connectivity and physical security, and maintenance services (i.e., automated and manual rebooting of non-responsive machines). While all of these are distinct services, we have considered these to be a single performance obligation in accordance with ASC 606-10-25-15 as each service in the series of services meets the criteria to be a performance obligation satisfied over time, and the same method would be used to measure the Company’s progress toward complete satisfaction of the performance obligation to transfer each distinct service in the series to the customer. As a result, revenue is not allocated to each distinct service based on relative standalone selling price. Instead, we will recognize revenue evenly over the related contractual period, and our customers will be charged a monthly service fee equal to a price per megawatt per month whereby the number of megawatts of power available to our customers will be outlined within the customer contract and any change would be considered a contract modification. This compensation structure will also be outlined within the customer contracts and will consider all services to be a single obligation to the customer.

Securities and Exchange Commission
Applied Blockchain, Inc.
March 21, 2022

Financial Statements

Consolidated Statements of Operations (Unaudited), page F-17

3.	We note your intent to exit your mining operations and the sale of your Bitcoin mining equipment. Please explain to us your consideration of presenting your mining business as a discontinued operation. Specifically, tell us when you met each of the criteria in ASC 205-20-2-45-1E.

RESPONSE: For the quarter ended November 30, 2021, the Company did not meet each of the criteria in ASC 205-20-45-1E. Specifically, the Company had not committed to a plan to sell the mining business as of November 30, 2021, as the mining business was the only operating segment as of that date, and the Company had no other material revenue-generating operations as of that date. Under ASC 205-20-45-1E, all six of the criteria must be met in order for the component to meet held-for-sale classification. Given that the Company had not committed to a plan to sell the mining business, the mining business does not meet the held-for-sale criteria in ASC 205-20-45-1E. Further, the mining business was not disposed of by sale or by other than sale during the period ended November 30, 2021. Therefore, none of the activities listed within ASC 205-20-45-1B that require discontinued operations reporting for a component of an entity where the disposal represents a strategic shift were present for the quarter ended November 30, 2021.

Under ASC 360-10-45-13, the Company must make a determination of the classification of assets as held and used, or held-for-sale as of the balance sheet date. Circumstances that occur after the balance sheet date but before the financial statement issuance are not considered in that assessment. Given the Company’s exit of the mining operations and sale of the mining equipment took place after the balance sheet date of November 30, 2021, but the mining business did not meet the held-for-sale and discontinued operations criteria as of the balance sheet date, the Company will be presenting the mining equipment as held and used, and the results of the mining business within continuing operations for the quarter ended November 30, 2021.

For the quarter ended February 28, 2022, the Company determined the mining business met each of the criteria under ASC 205-20-45-1E. Therefore, the mining equipment will be classified as held-for-sale and measured at the lower of the asset carrying amount or fair value less cost to sell, in accordance with ASC 360-10-45-43. Furthermore, the Company determined that the mining business met the definition of a “component of an entity” in the ASC 205-20 glossary as the mining business represents an operating segment as of February 28, 2022. In addition, the Company determined that the disposal of the mining business met the definition of a “strategic shift” as outlined in ASC 205-20-45-1c, as the disposal will have a major effect on a major line of business, given the mining business has historically represented a significant line of business for the Company. Therefore, the disposal of the mining business meets the criteria for discontinued operations presentation in ASC 205-20-45-1B, and the Company will present results of the mining business as discontinued operations for the quarter ended February 28, 2022.

If you require any further information or have additional questions, please contact me at (214) 402-5399 or Carol Sherman at (212) 808-5038.

Sincerely,

/s/ David Rench
David Rench, Chief Financial Officer

cc:	Carol Sherman